[LETTERHEAD OF JAZZ TECHNOLOGIES, INC.]

November 24, 2010
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
VIA EDGAR

Re: Jazz Technologies, Inc. (the “Company”) and co-registrants
Amendment No.1 to Registration Statement on Form S-4
Registration No. 333-170043

Ladies and Gentlemen:

This letter is being sent in connection with the above-referenced Amendment No.1 to Registration Statement on Form S-4 (the “Registration Statement”), filed today with the Securities and Exchange Commission (the “Commission”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) up to $93,556,000 aggregate principal amount of its new 8% Senior Notes Due 2015 (the “Exchange Notes”) for a like principal amount of its outstanding 8% Senior Notes Due 2015 (the “Outstanding Notes”).

The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the Exchange Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

The Company will include in the transmittal letter or similar documentation to be executed by an Exchange Offer offeree in order to participate in the Exchange Offer the following provision:

If the Exchange Offer offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, it must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

With respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that is has not entered into any arrangement of understanding with the Company or any of the Company’s affiliates to distribute the Exchange Notes.

Please do not hesitate to contact the Company’s securities counsel, Sheldon Krause, Esq., at 212-986-9700 with any questions or comments concerning this letter.

Sincerely, JAZZ TECHNOLOGIES, INC. By: /s/ Rafi Mor Name: Rafi Mor Title: Principal Executive Officer